
ISCOR

U.S. POST OFFICE
DELAYED

Tel no: 27 12 307-4476
Fax no:



2001-10-26 02002728


JAN 1 8 2002

The Manager
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON DC 20549

Attention: Rule 12g3-2(b) Submissions

Sir

SUPPL

ISCOR LIMITED (FILE NUMBER 82-3826)
FINANCIAL RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2001

Herewith a copy of the financial results for the quarter ended 30 September 2001 for your records.

Yours faithfully

WP GEYER
MANAGER
FINANCIAL & MANAGEMENT ACCOUNTING

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

dlw 1/31

Iscor Limited
Head Office
Roger Dyason Road
Pretoria West
PO Box 450
Pretoria 0001
Republic of South Africa
Tel (012) 307 3000
Fax (012) 326 4721
(012) 323 3400

File no: 82:3826

ISCOR LIMITED

UNAUDITED CONSOLIDATED NET OPERATING PROFIT AND PHYSICAL RESULTS

for the quarter ended 30 September 2001



Registration number: 1989/002164/06
Share code: ISC ISIN Code: ZAE000022729

• OPERATING PROFITS DOUBLE • RE-ENGINEERING BENEFITS [illegible] THROUGH

U.S. POST OFFICE
DELAYED

	2001/02 1st quarter	2000/01 1st quarter
REVENUE (Rm)		
Mining		
Iron Ore	909	621
Coal	323	299
Base Metals	210	227
Heavy Minerals	8	
Other	22	117
Total Mining	1 472	1 264
Steel		
Flat Steel Products	1 864	1 549
Long Steel Products	1 063	827
Other	220	187
Total Steel	3 147	2 563
Intra group	(615)	(502)
Total	4 004	3 325
NET OPERATING PROFIT (Rm)		
Mining		
Iron Ore	306	134
Coal	60	21
Base Metals	13	15
Heavy Minerals	(21)	(8)
Other	1	12
Total Mining	359	174
Steel		
Flat Steel Products	50	48
Long Steel Products	83	12
Other	23	18
Total Steel	156	78
Group		
Costs	(30)	(28)
Unrealised profit adjustment	3	(16)
Total	488	208
PHYSICAL RESULTS ('000 tons)		
IRON ORE		
Production	6 977	5 758
Sales		
– Exports	4 526	3 561

	2001/02 1st quarter	2000/01 1st quarter
SALDANHA STEEL		
Turnover (Rm)	373	405
Net operating loss (Rm)	(136)	(136)
Hot rolled coil production ('000 tons)	238	216
Sales ('000 tons)	201	209

COMMENTARY

GROUP RESULTS

Operating profits for the quarter for both the mining and steel businesses doubled compared to last year mainly as a result of high sales volumes. The impact of the weaker currency was offset to some extent by the drop in steel and zinc prices.

Note: These results do not reflect the proposed change in the iron ore procurement arrangements post unbundling.

PERFORMANCE OF THE STRATEGIC BUSINESS UNITS

Iron Ore

Increased volume, combined with the weakening of the currency, resulted in a substantial increase in

conside[illegible] er to reduce costs further. The financial impact of this will only be determined during the next three months.

Long Steel Products

Net operating profit for the quarter increased substantially as a result of a strong improvement in local demand for profile products and increased international demand and prices for seamless tubes. The benefit of weaker exchange rates on export revenue was to a large extent negated by the current weak international prices for profile products as well as the impact on dollar-based input material.

Saldanha Steel

The unit cost of production improved significantly over last year as efficiencies continued to improve with production reaching 93% of design capacity in September. These benefits, however, were offset by the sharply lower prices realised and the impact of the oxygen plant failure in July, so that the operating loss remained at the same level as last year.

OUTLOOK

International selling price levels in both the mining and steel operations are not expected to improve significantly for the remainder of the financial year. However, should the currency weakness continue, it

IRON ORE		
Production	**6 977**	5 758
Sales		
– Exports	**4 526**	3 561
– Iscor	**1 809**	1 626
– Local	**365**	270
Total	**6 700**	5 457
COAL		
Production		
– Powerstation	**3 572**	3 289
– Coking	**538**	583
– Other	**673**	595
Total	**4 783**	4 467
Sales		
– Eskom	**3 304**	3 136
– Iscor	**609**	573
– Export	**215**	238
– Local	**373**	375
Total	**4 501**	4 322
BASE METALS		
Production		
– Zinc concentrate	**20**	19
– Zinc metal	**27**	23
– Lead concentrate	**7**	4
Total	**54**	46
Zinc sales		
– Iscor	**5**	8
– Other	**19**	19
Total	**24**	27
HEAVY MINERALS		
Production		
– Ilmenite	**28**	
– Zircon	**4**	
– Rutile	**2**	
Total	**34**	
Sales		
– Export	**10**	
FLAT STEEL PRODUCTS		
Liquid steel production	**930**	933
Sales		
– Local	**462**	437
– Exports	**286**	156
Total	**748**	593
Local sales as % of total	**62**	74
LONG STEEL PRODUCTS		
Liquid steel production	**525**	491
Sales		
– Local	**266**	189
– Export	**202**	208
Total	**468**	397
Local sales as % of total	**57**	48

Increased volume, combined with the weakening of the currency, resulted in a substantial increase in revenue and a more than doubling in net operating profit despite a derailment on the Orex rail line in July. Last year's volumes were negatively affected by the production interruption during the tie-in of the Sishen expansion conveyor system.

Coal

While revenue only increased by 8% for the quarter, operating profit almost trebled as a result of the successful reduction in unit costs.

Base Metals

Revenue decreased by 7% as a result of lower volumes and a sharp drop in zinc prices. As a consequence net operating profit decreased by 13%.

The annual August maintenance shut-down had a negative impact on first quarter volumes.

Heavy Minerals

The first two shipments of ilmenite (10 000 ton) were made. The net operating loss is within budget and costs are under control. Production for the quarter was in line with the targets which were set and both the mine and the plant are producing at acceptable levels given their respective ramp-up schedules. The go-ahead was also given for the construction of the first furnace.

Flat Steel Products

Revenue increased by 20% for the quarter driven by higher local and export volumes. However, net operating profit was only marginally higher than last year as a result of the higher proportion of export sales at significantly lower prices. The exchange rate benefit was negated by the drop in export prices.

In the light of the pressure on international steel markets, the Vanderbijlpark works is currently [illegible] significantly for the remainder of the financial year. However, should the currency weakness continue, it will have the effect of increasing realised prices in rand.

The benefits of the further restructuring at the Vanderbijlpark steel works will start flowing through in the second half of the financial year. However, the results from the Saldanha Steel re-engineering programme will not be fully realised during the current year due to the loss of volume during the planned Corex repair in the last quarter.

Subject to shareholder approval of the proposed unbundling of the mining business on 21 November 2001, the steel and mining businesses will operate as independent listed companies, reporting separately in future.

Iscor shareholders are advised that Iscor has received various proposals from interested parties regarding the acquisition of an interest in Kumba Resources Limited ("Kumba") and/or its iron ore assets. These proposals have included an offer to acquire a 25% interest in Kumba ahead of the proposed Kumba unbundling. The board of Iscor believes that the interest of shareholders are best served by considering offers for Kumba once the unbundling process has been completed on 26 November 2001.

STRATE

Shareholders are reminded that the Company will move into the electronic settlement environment on 26 November 2001. For more information or assistance, **please call the Iscor ShareCare Line** on **0800 006 960** (or +27 11 775 3420 if you are phoning from outside South Africa).

25 October 2001

Registered office: Iscor Corporate Centre, Roger Dyason Road, Pretoria West, 0002. **Transfer secretaries:** Mercantile Registrars Limited, First National House, 11 Diagonal Street, Johannesburg, 2001. PO Box 1053, Johannesburg, 2000.
This report is available on Iscor's worldwide website at: **http://www.iscor.com**

GRAPHICOR 25516